ASSET PURCHASE AGREEMENT

This Agreement made as of the 31st day of January, 2012,

BETWEEN:

FSC ABEL FINANCIAL INC., an Ontario corporation with offices in the City of Toronto, Ontario (hereinafter referred to as the "**Vendor**")

- and -

THE CASH STORE INC., an Alberta corporation with offices in the City of Edmonton in the Province of Alberta (hereinafter referred to as the "**Purchaser**")

WHEREAS the Vendor has, through the brokerage services of the Purchaser, been lending funds from time to time to Customers (as defined below) of the Purchaser on a short term loan basis;

AND WHEREAS such services have been provided pursuant to the terms of the agreements listed in Schedule A together with any other agreements for similar services which continue to be in effect in respect of any outstanding loans or any outstanding matters whatsoever being hereinafter together referred to as the "**Existing Brokerage Agreements**";

AND WHEREAS the Vendor has agreed to assign to the Purchaser the Business Assets (as defined below) and to terminate the Existing Brokerage Agreements on the understanding however that in the event loans are made to Customers by the Vendor subsequent to the Closing through similar brokerage arrangements such loans will be made pursuant to agreements other than the Existing Brokerage Agreements;

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. AGREEMENT TO PURCHASE AND PURCHASE PRICE

1.1.1. the Vendor hereby agrees to sell and assign to the Purchaser and the Purchaser agrees to purchase from the Vendor all of the Business Assets for a total purchase price (the "**Purchase Price**") equal to the Accrued Loan Amount (as defined below).

1.1.2. Schedules:

The following are the Schedules to this Agreement:

Schedule A	-	Existing Brokerage Agreements
Schedule 2.2.2	-	Business Assets (exclusions & inclusions)
Schedule 3.1	-	New Brokerage Agreement
Schedule 3.2	-	Bill of Sale & Assignment Agreement
Schedule 3.3	-	Release
Schedule 3.4	-	Non-Competition Agreement
Schedule 5.3.6	-	Promissory Note
Schedule 6.1.16	-	Details of Accrued Loan Amount, Customer Loans and Defaulted Loans

2. DEFINITIONS & INTERPRETATION

2.1. In this Agreement, and in the Closing Agreements, save where the contrary is expressed:

2.1.1. The headings are for convenience of reference only and shall not be used in construction or interpretation.

2.1.2. Where the period of time is prescribed, dated or calculated from a day or event, the time shall be calculated excluding such day or the day of such event unless a contrary intent appears.

2.1.3. Words importing the singular shall include the plural, and words importing the masculine shall include the feminine or neuter or corporations, or vice versa, as the context or the number or gender of the parties, from time to time, so requires.

2.1.4. Should any provisions be illegal, void or otherwise unenforceable, such provisions shall be severed from the Agreement and the rest of the Agreement shall remain in full force and effect and be binding upon the parties as though the said provision or provisions had never been included.

2.1.5. The contra proferentum rule shall not apply to its interpretation.

2.2. In this Agreement:

2.2.1. **"Accrued Loan Amount"** means the aggregate of principal and accrued interest outstanding on all Customer Loans that are not Defaulted Loans to and including the Closing Date but excludes, for greater certainty, any additional charges, fees, legal costs and other amounts to which the Vendor may be entitled to receive from Customers under the terms of their respective loan agreements with the Vendor.

2.2.2. **"Business Assets"** means all of the Customer Loans in existence on the Closing Date and all related assets of the Vendor as at the Closing Date, including those assets described or listed in Part 1 of Schedule 2.2.2 hereof but excluding the Excluded Liabilities and those assets described or listed in Part 2 of Schedule 2.2.2

2.2.3. **"Business Days"** means any day other than Saturday, Sunday and Alberta statutory holidays.

2.2.4. **"Closing"** means the closing of the purchase and sale of the Business Assets as contemplated hereunder pursuant to Section 5.

2.2.5. **"Closing Agreements"** means this Agreement and all agreements to be delivered pursuant to the provisions of Article 3 hereof.

2.2.6. **"Closing Date"** means the date which is the closing date of the Note Offering or such other date as the parties may agree upon in writing.

2.2.7. **"Customer"** means a person who through the services or facilitation of the Purchaser made or given pursuant to the provisions of the Existing Brokerage Agreements, has entered into a loan agreement with the Vendor and, under such loan agreement, has an outstanding loan from, or other indebtedness to, the Vendor or from or to a person to whom such loan has been assigned by the Vendor (or by an assignee of the Vendor).

2.2.8. **"Customer Loans"** the entirety of any and all outstanding loans from or other indebtedness to the Vendor from Customers or from or to a person to whom such loans or other indebtedness has been assigned by the Vendor (or by an assignee of the Vendor) as at the Closing Date and includes for greater certainty any Defaulted Loans. For greater certainty the term "indebtedness" includes, any additional charges, fees, legal costs and other amounts to which the Vendor may be entitled to receive from Customers under the terms of their respective loan agreements or otherwise.

2.2.9. **"Debenture Holders"** means all creditors of the Vendor as at the Closing Including for greater certainly all those persons from whom the Vendor has borrowed monies to fund Customer Loans.

2.2.10. **"Defaulted Loans"** means Customer Loans that have, on or prior to the Closing Date, in accordance with normal practice, been written off the books of the Vendor or otherwise formally deemed doubtful accounts or sent to collection or litigation whether by assignment to third parties or not (and, for greater certainty, where assigned to third parties for collection includes the entitlements of the Vendor under the terms of such assignment).

2.2.11. **"Excluded Liabilities"** means any and all liabilities of the Vendor of any nature or kind, including, without limitation, any obligations and liabilities to Debenture Holders.

2.2.12. **"ITA"** means the Income Tax Act R.S.C. 1985 (5th supp.) c.1, as amended.

2.2.13. **"Note Offering"** means the note offering of The Cash Store Financial Services Inc., a related corporation to the Purchaser, for the issuance of up to CDN$125,000,000 of senior secured notes due in 2017.

2.2.14. **"person"** means and includes any individual, corporation, society, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency, and any other form of entity or organization and includes the heirs and legal representatives of an individual.

2.2.15. **"Purchaser's Solicitors"** means Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2 or such other firm of solicitors as the Purchaser shall notify to the Vendor.

2.2.16. **"Taxes"** means and includes (a) federal, state, provincial, local or other income, gross receipts, estimated, property, capital, sales, use, license, excise, franchise, import, export, employment, payroll, withholding, alternative or add on minimum, ad valorem, goods and services, transfer or excise tax, or any other tax, customs duty, governmental fee or other like assessment or charge of any kind whatsoever, together with interest or penalty imposed by Canada or any other jurisdiction (or any political subdivision of any of the foregoing), and (b) any transferee, successor or joint liability or liability for contract or otherwise in respect of any of the items described in (a) and **"Tax"** has a corresponding meaning.

2.2.17. **"Vendor's Solicitors"** means ***[law firm]*** or such other firm of solicitors as the Vendor shall notify to the Purchaser.

2.2.18. Other Terms

The terms defined hereunder and not defined in Section 2.2 above also include the following:

"Bill of Sale & Assignment Agreement"	-	3.2
"Existing Brokerage Agreements"	-	preamble
"New Brokerage Agreement"	-	3.1
"Promissory Notes"	-	5.3.6
"Purchase Price"	-	1.1

"Purchaser"	-	preamble
"Release"	-	3.3
"Vendor"	-	preamble

3. ADDITIONAL TERMS

3.1. On Closing the Vendor and the Purchaser shall together execute and enter into a brokerage agreement (the "**New Brokerage Agreement**") in the form attached hereto as Schedule 3.1.

3.2. On Closing the Vendor shall execute and deliver an assignment and transfer of the Business Assets (the "**Bill of Sale & Assignment Agreement**") in the form attached hereto as Schedule 3.2.

3.3. On Closing the Vendor and the Purchaser shall together execute and enter into a mutual release (the "**Release**") in the form attached hereto as Schedule 3.3.

3.4. On Closing the Vendor shall execute and deliver to the Purchaser two (2) duly executed copies of the Non-Competition Agreement attached hereto as Schedule 3.4 (the "**Non-Competition Agreement**").

3.5. For greater certainty, the Purchaser expressly acknowledges and agrees that the Purchase Price for the Business Assets herein shall not be reduced or mitigated on account of any expectation of non payment in respect of any of the Customer Loans purchased hereunder nor shall there be any adjustment in the Purchaser's favour to the Purchase Price in respect of or on account of any Customer Loan that shall go into default subsequent to the Closing or shall otherwise fail to be collected by the Purchaser for any reason whatsoever.

3.6. Without limitation to the definition of "Customer Loans" under Section 2.2.6, the Vendor expressly acknowledges and agrees that Defaulted Loans are included amongst the loans purchased by the Purchaser hereunder and there shall be no adjustment in the Vendor's favour to the Purchase Price on account of any expectation of payment in respect of any of the Defaulted Loans purchased hereunder nor shall there be any adjustment in the Vendor's favour to the Purchase Price in respect of or on account of any Defaulted Loan that is collected subsequent to Closing or is otherwise collected by the Purchaser.

3.7. Upon completion of the Closing, and without the requirement of any further documentation effecting the same, the Existing Brokerage Agreements shall, without limitation to the Release to be delivered pursuant to Section 3.3 hereof, be deemed terminated and all rights and obligation of the Vendor and the Purchaser on as against the other thereunder shall be deemed released and replaced entirely with the respective rights and obligation of the Vendor and the Purchaser under the provisions hereof and of the Closing Agreements except that:

3.7.1 if and to the extent that monies collected by the Purchaser on the Vendor's behalf on account of Customer Loans, including any monies held in trust for the Vendor, have not yet been remitted to the Vendor by the Closing Date (excluding, for greater certainty, monies the value of which has been included in the Purchase Price paid hereunder) the Purchaser shall remain obliged to pay over such sums to the Vendor; and

3.7.2 the respective obligations of confidentiality owed by each party to the other under the provisions of the Existing Brokerage Agreements shall survive and continue in full force and effect.

3.8. The Vendor shall, promptly following closing, utilize the Purchase Price to pay out in full all indebtedness, claims and other amounts of every nature and kind owed to Debenture Holders, including without limitation all interest and principal.

3.9. To the extent that any registrations have been made against any of the Customers under any personal property security legislation naming the Vendor as the secured party, the Vendor hereby authorizes the Purchaser to amend any such registrations to name the Purchaser as secured party in the place of the Vendor;

4. CONDITIONS PRECEDENT

4.1 Unless waived, or the time for so doing is extended, in writing, by the Purchaser (which said waiver or extension may be given at anytime within the time periods stipulated below) the following shall constitute true conditions precedent to this Agreement, and in the event of a failure to satisfy, comply or complete the same this Agreement shall, at the Purchaser's option, be declared null and void:

4.1.1 From the date hereof to the Closing Date the rate of default of the Customer Loans has been consistent with, and not materially in excess of, prior experience over the same period in previous years;

4.1.2 The representations and warranties of the Vendor under the provisions hereof are true and accurate as of the Closing Date; and

4.1.3 The Note Offering shall have been completed.

5. CLOSING

5.1 The parties shall use reasonable efforts to effect the Closing through exchange of documents by legal counsel of the parties hereto under trust conditions imposed by such legal counsel, acting reasonably, but where due to impracticality or for any other reason such a Closing does not or cannot occur, the Closing shall take place at the offices of the Purchaser's Solicitors at 10:00 a.m., local time, on the Closing Date.

5.2 The Closing shall take effect, and for greater certainty the conveyances hereunder shall take effect, as between the parties, effective as of 10:00 a.m., local time, on the Closing Date.

5.3 On the Closing Date the Vendor shall tender and deliver to the Purchaser the following (unless otherwise waived by the Purchaser):

5.3.1 four (4) copies of the Bill of Sale & Assignment Agreement duly executed by the Vendor;

5.3.2 four (4) copies of the New Brokerage Agreement duly executed by the Vendor;

5.3.3 four (4) copies of the Release duly executed by the Vendor;

5.3.4 four (4) copies of the Non-Competition Agreement duly executed by the Vendor;

5.3.5 an original certificate of one or more senior officers of the Vendor stating that the representations and warranties of the Vendor contained in this Agreement are true and correct as of the Closing Date and that the Vendor has complied with its obligations hereunder;

5.3.6 a notice and direction to the Purchaser confirming that the Purchase Price is to be paid in cash (and the wire transfer instruction in connection therewith) or that the Purchase Price is to be satisfied by the issuance to the Vendor of one or more non-interest bearing demand promissory notes substantially in the form of Schedule 5.3.6 hereto (the "**Promissory Notes**") with a face value of all such Promissory Notes equal to the Purchase Price or a combination of cash and notes;

5.3.7 such other documents, transfers, conveyances, deeds, consents, assignments and assurances as the Purchaser's Solicitors shall reasonably require to give effect to the transactions contemplated by this Agreement, and which have been notified to the Vendor's Solicitors at least two (2) Business Days prior to the Closing Date.

5.4 On the Closing Date, immediately following the tender by the Vendor of all items required to be tendered under Section 5.3 above, the Purchaser shall deliver to the Vendor the following (unless otherwise waived by the Vendor):

5.4.1 the Purchase Price payable to the Vendor pursuant to Section 1.1 and the notice and direction delivered pursuant to Section 5.3.6 (A) by way of bank wire (to an account located within Canada as identified to the Purchaser by the Vendor on or prior to the Closing Date) or solicitors trust cheque, or (B) by the issuance of the Promissory Notes to the Vendor in face amounts equal to the Purchase Price, or (C) by a combination of cash and Promissory Notes;

5.4.2 two (2) copies of the New Brokerage Agreement delivered by the Vendor under Section 5.3, duly executed by the Purchaser;

5.4.3 two (2) copies of the Release delivered by the Vendor under Section 5.3, duly executed by the Purchaser.

5.5 On the Closing Date all obligations of the Purchaser under the Promissory Notes shall be assigned by the Purchaser to The Cash Store Financial Services Inc. in exchange for a promissory note from The Cash Store Financial Services Inc. to the Purchaser. On the Closing Date the Vendor shall use any Promissory Notes it has received to repay certain of the Debentureholders (all other Debentureholders to be repaid in cash) by way of assignment of such Promissory Notes to such Debentureholders. Upon the completion of the assignments referred to above, The Cash Store Financial Services Inc. shall satisfy its obligations to those Debentureholders who have received the Promissory Notes by issuing to themr notes under the Note Offering in the face amount of such Promissory Notes, provided that such Debentureholders have delivered to The Cash Store Financial Services Inc. a subscription agreement in form and substance satisfactory to The Cash Store Financial Services Inc.

6. REPRESENTATIONS & WARRANTIES

6.1. The Vendor represents, covenants and warrants to and with the Purchaser that (and except as otherwise stated, and regardless of the tense used and whether expressly so stated or not, both as at the date hereof and as at the Closing Date):

6.1.1. all corporate steps and approvals within the Vendor to authorize this Agreement and the execution and performance thereof have been taken and obtained;

6.1.2. without limitation to Section 6.1.1, all corporate steps and approvals within the Vendor to properly and absolutely transfer the Business Assets to the Purchaser effective as of the Closing Date will be taken and obtained;

6.1.3. the Vendor is duly organized, validly existing and in good standing under the laws of Ontario;

6.1.4. the execution and delivery of this Agreement and the Closing Agreements and the performance of the obligations thereunder by the Vendor do not and will not conflict with the constating documents of the Vendor, nor shall they violate or result in any default under any mortgage, indenture, agreement, instrument or other contract to which the Vendor is a party or any laws or regulation applicable to the Vendor;

6.1.5. the Vendor is, and as of the Closing Date will be, the sole legal and beneficial owner of the Business Assets and holds them, and will hold

them as of the Closing Date, and will convey and assign them as at the Closing Date to the Purchaser, free and clear of any and all legal and equitable liens, encumbrances, restrictions and claims of any kind or nature whatsoever;

6.1.6. upon payment of the Purchase Price the Vendor shall have sufficient cash to pay out all Debenture Holders in full, including without limitation all amounts owed to them on account of principal and interest and to otherwise comply with the Vendor's obligations under Section 3.8 hereof;

6.1.7. there are no options, warrants, rights, calls or commitments, or any agreements capable of being converted into any of the foregoing, relating to any of the Business Assets nor will any such right be granted or arise in respect of any of the Business Assets between the date hereof and the Closing Date;

6.1.8. without limitation to Sections 6.1.6 and 6.1.7, the Vendor has engaged in no conduct, has committed no act or omission and has committed no breach or other default, which has resulted in, or which will result in, a claim by any person as against the Purchaser or to or against any of the Business Assets;

6.1.9. within the times and manner prescribed by law the Vendor has filed all federal, provincial and any other income, sales, employment and other tax returns required by law and the Vendor has collected, paid and remitted all the Taxes. There are no existing audits, questions or issues relating to any tax returns or filings of the Vendor, nor will any arise, in respect of any period up to and including the Closing Date which, if determined adversely, would result in the assertion by any governmental or other agency of any claim as against the Purchaser or the Business Assets;

6.1.10. there are no claims, actions, suits, litigations, proceedings or investigations threatened or instituted or, to the best of the knowledge of the Vendor pending, against the Vendor in which the Vendor's ownership of, or interest in, the Business Assets is in dispute, or which are attempting to delay, question or prevent the disposition of the Business Assets whether to the Purchaser or to others or which otherwise have any impact or bearing whatsoever upon the Business Assets or the within agreement or the ability of the Vendor to perform its obligations hereunder nor are there any grounds for the same in law or in equity in any court or before any federal, provincial, municipal or other department, tribunal or agency;

6.1.11. the Vendor has not, without the knowledge, participation and consent of the Purchaser assigned, forgiven, settled, compromised or amended the terms of, any the Customer Loans;

6.1.12. the Vendor is not, and will not be as at the Closing Date, a non-resident as that term is defined in Section 116 of the ITA;

6.1.13. the Vendor has not incurred nor shall incur any obligation or liability, contingent or otherwise, for brokers' or finders' fees, consulting fees or professional fees in respect of, or in preparation for, this transaction for which the Purchaser shall have any obligation or liability whatsoever, it being the understanding and agreement of both parties that each party shall be responsible to pay its own legal, accounting and professional fees in respect of this transaction;

6.1.14. the Vendor does not have any assets or liabilities other than those set out in Schedule 2.2.2;

6.1.15. the Vendor does not and has not in the past carried on any business other than that contemplated by the Existing Brokerage Agreements; and

6.1.16. the details of the Accrued Loan Amount, Customer Loans and Defaulted Loans are as set out in Schedule 6.1.16 hereof.

6.2. The Purchaser represents, covenants and warrants to and with the Vendor that (and except as otherwise stated, and regardless of the tense used and whether expressly so stated or not, both as at the date hereof and as at the Closing Date):

6.2.1. all corporate steps and approvals within the Purchaser to authorize this Agreement and the execution and performance thereof have been taken and obtained;

6.2.2. the Purchaser is duly incorporated and organized and validly existing and in good standing under the laws of Alberta;

6.2.3. the execution and delivery of this Agreement and the Closing Agreements to which it is a party, by the Purchaser and the performance of its obligations thereunder do not and will not conflict with the constating documents of the Purchaser, nor shall they violate or result in any default under any mortgage, indenture, agreement, instrument or other contract to which the Purchaser is a party or by which it is bound.

6.3. Notwithstanding anything to the contrary herein expressed or implied, it is expressly agreed and understood that the foregoing covenants, representations and warranties are true on the date hereof and shall be deemed to have been repeated by the party making them as at, and effective, the Closing Date as if separately

made on such date, notwithstanding the prior tender or delivery of documents hereunder and in any and all events, the effect and enforceability of the same and the remedies available for the same shall be in no manner waived, reduced or mitigated by reason of any investigations or discoveries made by the Purchaser or the Vendor, as the case may be, hereunder or its counsel even if the Purchaser or the Vendor, as the case may be, shall close these transactions in the face thereof.

6.4. At the Closing Date, any incorrectness, misrepresentation, non-compliance or breach of the representations, warranties or covenants of the Vendor made under this Agreement shall (unless the same has been earlier remedied in full by the Vendor to the satisfaction of the Purchaser) entitle the Purchaser (without limitation to any other legal or equitable remedies it may have in law or equity) to declare this Agreement rescinded and of no effect, whereupon all parties hereto shall take all actions and steps necessary to return the parties to the position that they would have been in with respect to the Business Assets as if this Agreement has not been entered into.

7. INDEMNITY

7.1. The Purchaser agrees to reimburse, indemnify and save harmless the Vendor from and against any claim, liability, damage, loss or expense (including legal expenses on a solicitor and client basis at all levels of proceedings including pre-trial) expended, incurred or suffered by the Vendor, as a result of or arising from any breach or incorrectness, or non-performance or contravention, of any representation, covenant or warranty of the Purchaser made or given under this Agreement as a result of or arising out of any action, claim or proceeding which the Vendor shall commence or to which the Vendor shall become party in consequence of such breach, incorrectness, contravention or non-performance.

7.2. The Vendor agrees to reimburse, indemnify and save harmless the Purchaser from and against any claim, liability, damage, loss or expense (including legal expenses on a solicitor and client basis at all levels of proceedings including pre-trial) expended, incurred or suffered by the Purchaser as a result of or arising from any breach or incorrectness, or non-performance or contravention, of any representation, covenant or warranty of the Vendor under this Agreement or under any of the Closing Agreements or any action, claim, process or proceeding which the Purchaser shall commence or to which the Purchaser shall be joined, or otherwise become, party in consequence of such breach, incorrectness, contravention or non-performance.

8. GENERAL TERMS

8.1. Each and every of the Business Assets shall remain at the risk of the Vendor until the Closing Date.

8.2. At the request of the Purchaser, the Vendor and the Purchaser will jointly execute in prescribed form, and the Purchaser will file within the required time, an

election under section 167(1) of the Excise Tax Act (Canada) that no goods and services, harmonized or sales tax be payable pursuant to Part IX of the *Excise Tax Act (Canada)* or under any other legislation with respect to the purchase and sale of the Business Assets hereunder

8.3. No amendment or variation of the terms, conditions, warranties, covenants, agreements or undertakings set forth herein shall be of any force and effect unless the same shall be reduced to writing duly executed by all parties hereto.

8.4. The Vendor and the Purchaser will from time to time and both before and after the Closing Date, at the request and cost of the other, execute and deliver all such other and additional instruments, notices, releases and other documents and shall do all such other acts and things as may be reasonably necessary to more fully assure the performance of their respective covenants and obligations hereunder, including conveying of the Business Assets to the Purchaser and otherwise to assure the carrying out and intent and purpose of the agreements herein contained.

8.5. Any notice or other communication required or permitted to be given to any party hereunder shall be validly given if personally delivered to the address stated below its signature to this Agreement (if not a post office box), or if delivered to the address, or if sent by facsimile transmission or electronic address to the numbers or addresses (if any), stated below its signature to this Agreement.

8.6. Any notice sent by facsimile transmission or electronic mail shall be effective upon, but only upon, actual receipt in legible form by the addressee. Any party may change its address or number for service upon notice to the other.

8.7. For all purposes of this Agreement and each of the Closing Agreements, notice prior to the Closing Date to the Purchaser's Solicitors shall be deemed notice to the Purchaser and notice prior to the Closing Date to the Vendor's Solicitors shall be deemed notice to the Vendor.

8.8. Nothing in this Agreement or any of the other Closing Agreements, nor in the relationship between the parties shall create a relationship of partnership.

8.9. The representations, warranties and covenants of the parties contained in this Agreement shall survive the Closing of the transactions contemplated herein, and notwithstanding such Closing and notwithstanding any discovery or investigation made by or on behalf of the parties hereto, shall continue in full force and effect from and after the Closing Date.

8.10. Any party may waive any breach by the other of any of the provisions contained in this Agreement or may postpone or suspend enforcement of any term of this Agreement and no such waiver, postponement or suspension and no other act or omission of the other parties shall extend to or be taken in any manner whatsoever as a waiver, postponement or suspension of any other breach or default nor shall the same in any manner limit or lessen the rights of the other parties hereunder.

8.11. Time is of the essence in this Agreement.

8.12. This Agreement shall be governed by the laws of the Province of Alberta and both Parties attorn to the jurisdiction of the Courts of the Province of Alberta.

8.13. Payments by wire shall be deemed to have been made on the date and time that the sending bank confirms that it has commenced to make payment by wire as instructed.

8.14. This Agreement and the Closing Agreements represent the entire agreement between the parties regarding the subject matter hereof and supercedes all other written or oral agreements, discussions and understandings between the parties relating to such subject matter.

8.15. This Agreement and the Closing Agreements shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, permitted assigns, trustees and executors.

8.16. This Agreement may not be assigned by any party hereto without the prior written consent of the other, provided however, that the Promissory Notes may be assigned in accordance with the provisions of Section 5.5 hereof.

DATED the date first above written.

[SIGNATURE PAGES FOLLOW]

FSC ABEL FINANCIAL INC.

PER: "signed"
Name: [redacted]
Title: PRESIDENT

Address for Notice

2100-40 King Street West
Toronto, Ontario, M5H 3C2
Attn: Paul Stein
Fax No.: (416) 350-6949
E-Mail: pstein@casselsbrock.com

THE CASH STORE INC.

PER:______________________________
Name:
Title

Address for Notice:

17631-103 Ave
Edmonton, Alberta, T5S 1N8
Attn: Bill Johnson
Fax No.: (780) 443-2653
E-Mail: bill.johnson@csfinancial.ca

With a copy to:

Cassels Brock & Blackwell LLP
2100-40 King Street West
Toronto, Ontario, M5H 3C2
Attn: Paul Stein
Fax No.: (416) 350-6949
E-Mail: pstein@casselsbrock.com

FSC ABEL FINANCIAL INC.

PER: ______________________
Name:
Title:

Address for Notice

2100-40 King Street West
Toronto, Ontario, M5H 3C2
Attn: Paul Stein
Fax No.: (416) 350-6949
E-Mail: pstein@casselsbrock.com

THE CASH STORE INC.

PER: ______________________
Name:
Title

Address for Notice:

17631-103 Ave
Edmonton, Alberta, T5S 1N8
Attn: Bill Johnson
Fax No.: (780) 443-2653
E-Mail: bill.johnson@csfinancial.ca

With a copy to:

Cassels Brock & Blackwell LLP
2100-40 King Street West
Toronto, Ontario, M5H 3C2
Attn: Paul Stein
Fax No.: (416) 350-6949
E-Mail: pstein@casselsbrock.com

Schedule 2.2.2

Business Assets

1. INCLUDED ASSETS

(a) the Customer Loans;

(b) any and all security, commercial paper and other related documentation in respect of Customer Loans;

(c) customer lists and related databases in connection with Customer Loans;

(d) the Vendor's collection criteria;

(e) all other records of the Vendor with respect to Customers and Customer Loans;

(f) the Vendor's underwriting criteria applicable to Customer Loans including their loan selection criteria, their loan document requirements and all policy and procedures manuals;

(g) any and all copyright and proprietary interest in the foregoing;

(h) the specific chattels, if any, listed in Appendix 1 to this Schedule;

[here attach a small list of chattels if any are to be included]

2. EXCLUDED ASSETS

All other assets of the Vendor, including without limitation:

(a) all cash, bank balances, moneys in the possession of banks and other depositories, term or time deposits, guaranteed investment certificates, treasury bills, other securities and other similar cash or cash-equivalent items owned by the Vendor or deposited to its credit (excluding, for greater certain, Customer Loans received and deposited after the Closing Date;

(b) any tax refunds, rebates or credits payable to the Vendor by Canada Revenue Agency or by any province or other government or governmental agency;

(c) real property or any lease or other right of possession thereof or interest therein;

(d) contracts pursuant to which goods or services or goods and services are, or are to be, assigned to the Vendor by third parties;

(e) loans agreements with banks or other third parties pursuant to which loans are to be, or have been, advanced to the Vendor or which otherwise evidence an indebtedness from the Vendor;

(f) this Agreement and the Vendor's entitlements hereunder.

Schedule 5.3.6

PROMISSORY NOTE

CDN. $________________ DATE: January ___, 2012

The undersigned (the "**Promisor**") hereby acknowledges itself indebted and promises to pay to or to the order of __________________________ (the "**Lender**"), the principal sum of _______________________________ Dollars ($__________________) in lawful money of Canada on demand.

THE PROMISSOR shall not pay interest on any amounts outstanding hereunder.

THE OBLIGATIONS hereunder may be repaid in full, but not in part, by the Promisor at any time without notice, penalty or fee.

THE PROMISOR hereby waives diligence, presentment and protest of any kind whatsoever. The non-exercise by the Lender of any rights hereunder in any particular instance shall not constitute a waiver hereof in that or any subsequent instance.

THE PROMISSOR may assign its obligations under this Note at any time to any affiliate of the Promissor, without notice to, or the consent of, the Lender.

THE LENDER may assign its rights under this Note at any time to any creditor of the Lender, without notice to, or the consent of, the Promissor.

THE CASH STORE INC.

Per: ________________________
Name:
Title:

Schedule 6.1.16

Details of Accrued Loan Amount, Customer Loans and Defaulted Loans

The Purchaser is required pay to the Vendor on the Closing Date an amount equal to $__600,000________ (the "**Closing Payment**"), and such amount shall be satisfied by the delivery of a combination of cash and/or Promissory Notes in accordance with the terms of this agreement. The Closing Payment is made up a combination of a return of funds and Purchase Price, the allocation of which shall be determined by the Purchaser and communicated to the Vendor no later than the 10th Business Day following the Closing Date.

BILL OF SALE AND GENERAL CONVEYANCE AGREEMENT

THIS AGREEMENT made as of the 31st day of January, 2012.

BETWEEN:

FSC ABEL FINANCIAL INC.

(hereinafter referred to as the "**Vendor**")

OF THE FIRST PART

\- and -

THE CASH STORE INC.

(hereinafter referred to as the "**Purchaser**")

OF THE SECOND PART

WHEREAS the Vendor and the Purchaser have entered into that certain Asset Purchase Agreement dated as of January 31st, 2012 (the "**Purchase Agreement**") pursuant to which the Vendor agreed to sell, assign and transfer to the Purchaser and the Purchaser agreed to purchase from the Vendor the Business Assets;

AND WHEREAS the parties have agreed to enter into this Agreement in furtherance of the sale and transfer of the Business Assets from the Vendor to the Purchaser;

NOW THEREFORE THIS AGREEMENT WITNESSETH, that for and in consideration of the mutual covenants and agreements herein contained and contained in the Purchase Agreement and other lawful and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. **Definitions.** Capitalized terms used herein (including the recitals) but not otherwise defined shall have the meaning ascribed thereto in the Purchase Agreement.

2. **Bill of Sale.** The Vendor hereby absolutely and irrevocably transfers, sells, conveys, assigns and delivers unto the Purchaser, its successors and assigns, and the Purchaser hereby acquires and accepts, effective as of the Closing Date, all of the Vendor's right, title and interest in the Business Assets.

3. **Subject to the Purchase Agreement.** This Agreement is subject to the terms and provisions contained in the Purchase Agreement.

4. **Further Assurances.** Each of the Vendor and the Purchaser agree that they will, at any time and from time to time after the date hereof, upon the request of the other or otherwise as is necessary, do, execute, acknowledge and deliver, or will cause to be done,

executed, acknowledged and delivered, all such further acts, assumptions and assurances as may be required for more effectually and completely completing the transactions as contemplated herein.

5. **Successors and Assigns.** This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

6. **Governing Law.** This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. Each of the parties irrevocably attorns to the jurisdiction of the Courts of Alberta.

7. **Counterparts.** This Agreement may be executed in counterparts, each of which shall constitute an original and all of which shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of facsimile or other electronic transmission and each such transmission copy and any photocopy thereof shall be treated as binding as if originals.

IN WITNESS WHEREOF, the Vendor and the Purchaser have executed this Bill of Sale and General Conveyance Agreement as of the date first written above.

FSC ABEL FINANCIAL INC.

Per: "Signed"
Name: [redacted]
Title:

THE CASH STORE INC.

Per: ______________________
Name:
Title:

executed, acknowledged and delivered, all such further acts, assumptions and assurances as may be required for more effectually and completely completing the transactions as contemplated herein.

5. **Successors and Assigns.** This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

6. **Governing Law.** This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. Each of the parties irrevocably attorns to the jurisdiction of the Courts of Alberta.

7. **Counterparts.** This Agreement may be executed in counterparts, each of which shall constitute an original and all of which shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of facsimile or other electronic transmission and each such transmission copy and any photocopy thereof shall be treated as binding as if originals.

IN WITNESS WHEREOF, the Vendor and the Purchaser have executed this Bill of Sale and General Conveyance Agreement as of the date first written above.

FSC ABEL FINANCIAL INC.

Per: ______________________________
Name:
Title:

THE CASH STORE INC.

Per: [signature]
Name: J. WILLIAM JOHNSON
Title: EVP

MUTUAL RELEASE

Reference is made to the Asset Purchase Agreement dated as of the 31st day of January, 2012 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Purchase Agreement**") between The Cash Store Inc. (the "**Purchaser**") and FSC Abel Financial Inc. (the "**Vendor**"). All capitalized terms used herein and not otherwise defined shall have the meaning attributed thereto in the Purchase Agreement.

WE, the Vendor and the Purchaser for and in consideration of the mutual covenants and agreements contained in the Purchase Agreement and for other good and valuable consideration, including, without limitation, the mutual releases contained herein, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, hereby remise, release and discharge the other, or the others (as the case may be) and their respective directors, officers, employees, agents, insurers, administrators, successors and assigns, (as the case may be) of and from all manner of actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands of any nature whatsoever which the parties ever had, now have or may have against the other or the others (as the case may be), under the Existing Brokerage Agreements and any agreements delivered in connection therewith (other than the Purchase Agreement).

IT IS SPECIFICALLY acknowledged and agreed that this Release shall be deemed to be a complete defence and bar to any claim, demand, complaint, action or proceeding arising out of the matters described in the first paragraph of this Release.

THIS RELEASE shall be binding upon and shall enure to the benefit of the respective successors, assigns, officers, directors, agents, employees, partners, insurers and/or legal representatives of the Purchaser and the Vendor.

WE ACKNOWLEDGE AND AGREE:

a) that the Parties have had an adequate opportunity to read and consider this Release and to obtain such legal and other advice in regard to them as the Parties consider advisable;

b) that the Parties understand the meaning of the provisions of this Release and the consequences of signing same;

c) that the Parties are signing this Release voluntarily, without coercion and without reliance on any representation, expressed or implied, by any of the Parties; and

d) that this document constitutes the entire Release agreement as between the Parties.

Execution in Counterpart

IT IS SPECIFICALLY acknowledged and agreed that this Release may be executed in separate counterparts, each of which shall be deemed to be an original, and that such separate counterparts shall together constitute one and the same instrument.

[Signatures appear on the following page]

(Signature Page to Mutual Release between The Cash Store Inc and FSC Abel Financial Inc.)

IN WITNESS WHEREOF the parties of hereunto set their hand and seal this 31st day of January, 2012.

THE CASH STORE INC.

Per: [signature]
Name: S. WILLIAM JOHNSON
Title: EVP
I have the authority to bind the corporation

FSC ABEL FINANCIAL INC.

Per: ______________________
Name:
Title:
I have the authority to bind the corporation

(Signature Page to Mutual Release between The Cash Store Inc and FSC Abel Financial Inc.)

IN WITNESS WHEREOF the parties of hereunto set their hand and seal this 31st day of January, 2012.

THE CASH STORE INC.

Per: ______________________

Name:

Title:

I have the authority to bind the corporation

FSC ABEL FINANCIAL INC.

Per: "signed"

Name: [redacted]

Title: President

I have the authority to bind the corporation

NON-COMPETITION AGREEMENT

THIS AGREEMENT made as of the 31st day of January, 2012

BETWEEN:

FSC ABEL FINANCIAL INC.

(hereinafter referred to as the **"Vendor"**)

OF THE FIRST PART;

- and -

THE CASH STORE INC.

(hereinafter referred to as the **"Purchaser"**)

OF THE SECOND PART.

WHEREAS by an Asset Purchase Agreement made as of the 31st day of January, 2012 (the **"Purchase Agreement"**) between the Vendor and the Purchaser, the Purchaser agreed to buy certain assets of the Vendor used in the pay day and short term loan business (the "**Business**");

AND WHEREAS the Purchaser desires as part of completing the transactions contemplated by the Purchase Agreement to obtain certain assurances that the Vendor will not compete with the Purchaser in respect of the Business, for a limited period, in accordance with the terms herein;

AND WHEREAS the Vendor wishes to give such assurances to the Purchaser.

NOW THEREFORE THIS AGREEMENT WITNESSETH that for good and valuable consideration, including payment of the purchase price pursuant to the Purchase Agreement, the receipt of which is hereby acknowledged, it is agreed by and between the parties hereto as follows:

1. **Defined Terms**

All terms defined in the Purchase Agreement and used herein shall have the meanings ascribed to them in the Purchase Agreement, unless the contrary is so provided in this Agreement.

2. **Restriction Against Competition**

Save with the prior written consent of the Purchaser, the Vendor agrees not to directly or indirectly, either individually, or in partnership, jointly or in conjunction with any person, firm, association, organization, corporation or any other entity whether as principal, agent, employee or shareholder (save and except as a shareholder of less than five percent (5%) of the voting equity of an entity offering its securities to the public) for a period ending five (5) years from the date hereof:

(a) engage or participate in or profit from any business which is competitive with the Purchaser, The Cash Store Limited or the Business in Canada; or

(b) advise, lend money to or guarantee the debts and obligations of any person or entity engaging in any business which is competitive with the Business in Canada.

3. **Injunctive Relief**

The parties agree that, without prejudice to any and all remedies which may be available to the Purchaser at law or in equity, injunctive relief may be the only effective relief for a breach of the covenants of the Vendor hereunder, and the Vendor hereby agrees that the Purchaser shall be entitled to injunctive relief, including an interim injunction, in any court of competent jurisdiction, to enforce any of the covenants herein of the Vendor upon the breach or threatened breach thereof, together with reimbursement for all reasonable legal fees and other expenses incurred in connection therewith.

4. **Unenforceability**

If any provision hereof, or part thereof, is held to be unenforceable because of the duration thereof or the area covered thereby, the Vendor agrees that the court making such determination shall have the power to reduce the duration or the area of such provision, or to delete specific words or phrases, and in its reduced or amended form such provision shall then be enforceable and shall be enforced. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

5. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

6. **No Waiver**

Except as waived in writing by a party hereto, no action taken pursuant to this Agreement or failure to pursue the enforcement of any right pursuant to this Agreement shall be deemed to constitute a waiver by such party of compliance with any covenants or promises contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

7. **Notice**

Any communication (including any consent, approval or instructions) provided for under this Agreement shall be in writing and shall be effectively given if given in accordance with the notice provisions under the Purchase Agreement.

8. **Counterparts**

This Agreement may be executed in several counterparts, each of shall be an original, and such counterparts shall together constitute but one and the same instrument.

9. **Modification of Agreement**

No modification of any provision of this Agreement shall be effective unless the same shall be in writing and signed by all the parties.

10. **Assignment**

Except as may be expressly provided in this Agreement, the Vendor may not assign its rights or obligations under this Agreement without the prior written consent of the Purchaser. The Purchaser may assign this Agreement and all rights and benefits hereunder in its sole discretion.

The undersigned acknowledges and agrees that it has been offered the opportunity to receive and has received independent legal advice.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

THE CASH STORE INC.

Per: [signature]

Name: S. William Johnson

Title: EVP

I have the authority to bind the corporation

FSC ABEL FINANCIAL INC.

Per: ____________________

Name:

Title:

I have the authority to bind the corporation

9. **Modification of Agreement**

No modification of any provision of this Agreement shall be effective unless the same shall be in writing and signed by all the parties.

10. **Assignment**

Except as may be expressly provided in this Agreement, the Vendor may not assign its rights or obligations under this Agreement without the prior written consent of the Purchaser. The Purchaser may assign this Agreement and all rights and benefits hereunder in its sole discretion.

The undersigned acknowledges and agrees that it has been offered the opportunity to receive and has received independent legal advice.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

THE CASH STORE INC.

Per: ______________________________

Name:

Title:

I have the authority to bind the corporation

FSC ABEL FINANCIAL INC.

Per: "signed"

Name: [redacted]

Title: PRESIDENT

I have the authority to bind the corporation

CERTIFICATE OF AN OFFICER OF
FSC ABEL FINANCIAL INC.

TO: THE CASH STORE INC.

RE: Asset Purchase Agreement dated as of the 31st day of January, 2012 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Purchase Agreement**") between The Cash Store Inc. (the "**Purchaser**") and FSC Abel Financial Inc. (the "**Vendor**").

Capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the Purchase Agreement.

I, [redacted], being the duly appointed PRESIDENT of the Vendor, do hereby certify on and as of the date hereof, for and on behalf of the Vendor and not in my personal capacity and without personal liability, as follows:

1. the representations and warranties of the Vendor made in the Purchase Agreement or any document or instrument delivered to the Purchaser thereunder, are true and correct in all respects on and as at the Closing Date with the same effect as though made on and as of such date;

2. the Vendor has performed in all material respects all obligations, covenants and agreements contained in the Purchase Agreement to be performed by it at or prior to the Closing Date;

IN WITNESS WHEREOF, the undersigned has caused this Officer's Certificate to be executed as of this 31st day of January, 2012.

"signed"

Name: [redacted]
Title: PRESIDENT

Legal*7095660.1
030678-00050

NOTICE AND DIRECTION

TO: The Cash Store Inc. (the "**Purchaser**")

COPY TO: Cassels Brock & Blackwell LLP

RE: Asset Purchase Agreement dated January 31st, 2012 between the undersigned (the "**Vendor**") and the Purchaser (the "**Asset Purchase Agreement**")

In accordance with Section 5.3.6 of the Asset Purchase Agreement, the undersigned hereby directs the Purchaser to pay the Closing Payment (as defined in Schedule 6.1.16 of the Asset Purchase Agreement) as follows:

1. $500,477 by way of issuance of promissory notes from the Purchaser to the Vendor in such denominations as the Vendor has directed; and

2. The balance of the Closing Payment, as determined in accordance with Schedule 6.1.16 of the Asset Purchase Agreement, in cash payable by wire transfer as follows:

Bank:	[redacted]
Bank Address:	[redacted]
Bank No.:	[redacted]
Transit No.:	[redacted]
SWIFT Code:	[redacted]
ABA No.:	
Account No.:	[redacted]
Account Holder Name:	[redacted]
Account Holder Addres[redacted]	

AND FOR SO DOING, this shall be your good, sufficient and irrevocably authority.

[SIGNATURE PAGE FOLLOWS]

DATED this 31st day of January, 2012.

FSC ABEL FINANCIAL INC.

By: "signed"

Name: [redacted]

Title: PRESIDENT